Exhibit 3.1



                      AMENDMENT TO ARTICLE II OF THE BYLAWS
                       OF ENERGY CONVERSION DEVICES, INC.



      The first sentence of the First paragraph of Article II of the Bylaws is amended as of January 29, 2004, as follows:

            The Annual Meeting of Stockholders shall be held on the date established by resolution of the Board of Directors within one year from the end of the Corporation's Fiscal Year.